

SEC
Mail Processing
Section
AUG 03 2017
Washington DC
412

17018689

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2016 (MM/DD/YY) AND ENDING May 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 NW 63rd St.
(No. and Street)

Oklahoma City	OK	73116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J Oplotnik 405-848-9836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Thomas Buxton, III, CPA, PC
(Name – *if individual, state last, first, middle name*)

4430 NW 50th St.	Oklahoma City	OK	73112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

2017 AUG -4 AM 7:32
SEC / TM
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Oplotnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY SEAL PUBLIC
DANNA D. FOREMAN
Notary Public
State of Oklahoma
Commission # 17001703 Expires 02/20/21

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

Financial Statements with
Independent Auditors' Report
As of May 31, 2017



M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption from the provisions of Rule 15c3-3, in which (1) Access Investments, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Access Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provision") and (2) Access Investments, Inc. stated that Access Investments, Inc. met the identified exemption provision throughout the most recent fiscal year ended May 31, 2017 without exception. Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Thomas Buxton, III, CPA, PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 27, 2017

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM



M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Access Investments, Inc. for the year ended May 31, 2017 and filed with the Securities Investor Protection Corporation (SIPC) on January 27, 2016. The procedure we performed is as follows:

> We compared the Income reported on the audited Form X-17A-5 for the Year ended May 31, 2017, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended May 31, 2017 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Access Investments, Inc. taken as a whole.



M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 27, 2017

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM



M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have audited the accompanying financial statements of Access Investments, Inc. (an Oklahoma corporation), which comprise the statement of financial condition as of May 31, 2017, and the related statements of operations, changes in Shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Access Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Access Investments, Inc. as of May 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Access Investments, Inc.'s financial statements. The supplemental information is the responsibility of Access Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 27, 2017

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

Access Investments, Inc.
Statement of financial condition
As of May 31, 2017

Assets

Current assets		
Cash	$	11,664
Concessions and commissions receivable		4,226
Prepaid licenses and permits		2,368
Total current assets		18,258
Intangible assets		-
Total assets	$	18,258

Liabilities and stockholders' equity

Current liabilities		
Payable to broker-dealers	$	2,482
Income taxes payable		94
Current liabilities and total liabilities		2,576
Stockholders' equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		12,900
Retained earnings		2,682
Total stockholders' equity		15,682
Total liabilities and stockholders' equity	$	18,258

The accompanying notes are an integral part of these financial statements

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2017

Revenues	
Concessions and commissions	$ 36,348
Expenses	
Commissions paid	18,151
Legal and accounting	10,127
Licenses and permits	2,307
Wages-officer	1,200
Wages-office	1,800
Other expense	1,923
	35,508
Net income before income taxes	840
Provision for income taxes	94
Net income	$ 746
Earnings per share, basic and diluted	$ 7.46

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2017

Cash flows from operating activities:	
Net income	$ 746
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash flow from operating assets and liabilities:	
Concessions and commissions receivable	(127)
Prepaid licenses and permits	(2,066)
Income taxes payable	(331)
Commissions payable	23
Cash provided (used) by operating activities	(1,755)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Change in cash	(1,755)
Cash at beginning of year	13,419
Cash at end of year	$ 11,664
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 425

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholders' equity
For the year ended May 31, 2017

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at May 31, 2016	100	$ 100	$ 12,900	$ 1,936	$ 14,936
Net income				746	746
Balance at May 31, 2017	100	$ 100	$ 12,900	$ 2,682	$ 15,682

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in liabilities subordinated
To claims of general creditors
For the year ended May 31, 2017

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2017.

Access Investments, Inc.
Notes to financial statements
As of and for the year ended May 31, 2017

1. **Organization and Nature of Business**
Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. **Significant Accounting Policies**

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions

Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

Management reviews its tax positions annually and has determined that there are no uncertain tax positions.

The Company's income tax returns for the years ended May 31, 2015, 2016, and 2017 for both Federal and State of Oklahoma remain open for examination.

Amortization of Intangible Assets

Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years.

Statement of Cash Flows

For the purposes of the Statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended May 31, 2017.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2017.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

4. Intangible assets

Intangible assets at May 31, 2017 consisted of the following:

Organization costs	$ 3,000
Software	1,555
Total cost	4,555
Accumulated amortization	(4,555)
Net intangible assets	$ -

Aggregate charges for amortization were $0 during 2017.

5. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance FASC 740-10, Income Taxes. This statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year, therefore, deferred taxes are fully reserved. There are no permanent or temporary timing differences other than net operating loss carry forwards. Current tax rates are 15% Federal and 5% State.

Effective January 1, 2015, the principal shareholder (100%) sold his interest to another member of his advisory firm, who subsequesntly separated from the advisory firm. This created a limitation on the net operating loss carryforwards under IRC Sec. 382. The limitation is computed by multiplying the value of the company at the date of sale by the long-term tax exempt interest rate as published by the IRS. At that time, the rate was 2.8%. This resulted in a net operating loss utilization in the current year of $368. The Company has loss carryforwards of $1,225, $2,243, $4,062 and $2,321 available to subsequesnt years. These losses expire May 31, 2030, 2031, 2032 and 2033, respectively.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress.

6. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2017, the Company had net capital of $11,637, which was $6,637 in excess of its required net capital of $5,000. The Company's net capital ratio was .0086 to 1.

8. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge.

9. Subsequent Events

No events have occurred through July 27, 2017 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended May 31, 2017.

Schedule I

Access Investments, Inc.
Computation of net capital under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2017

Total stockholder's equity	$	15,682
Deductions:		
Receivables under Rule 12b-1		(4,059)
Prepaid licences and permits		(2,368)
Less: Commissions payable related to 12b-1 receivables		2,382
Net capital	$	11,637
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers	$	2,482
Less: Commissions payable related to 12b-1 receivables		(2,382)
Total aggregate indebtedness	$	100
Minimum net capital requirement	$	5,000
Excess net capital	$	6,637
Ratio: Aggregate indebtedness to net capital		0.0086 to 1
Reconciliation with Company's computation		
(included in Part IIA as of May 31, 2017)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	9,348
Adjustments:		
Record income taxes payable		(93)
12b-1 adjustments to commissions payable		2,382
Total adjustments		2,289
Net capital per above	$	11,637

The accompanying notes are an integral part of these statements.

Schedule II

Access Investments, Inc.
Exemption from the provisions of Rule 15C3-3
As of May 31, 2017

We claim exemption from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do not hold customer funds or safekeep customer securities. We meet the identified exemption provisions as of May 31, 2017, and have met the identified exemption provisions throughout the fiscal year ended May 31, 2017.

The accompanying notes are an integral part of these statements.